Law Department
The Lincoln National Life Insurance Company
350 Church Street
Hartford, CT 06103

Nadine Rosin
Assistant Vice President
and Senior Counsel
Phone: 860-466-2832
Nadine.Rosin@LFG.com

VIA Email & EDGAR

January 21, 2022

Jaea Hahn
Senior Counsel
U.S. Securities and Exchange Commission
Division of Investment Management
Disclosure Review and Accounting Office
100 F Street, NE
Washington, DC 20549

Re:            The Lincoln National Life Insurance Company
Post-Effective Amendment No. 5
File Nos. 333-238932

Dear Ms. Hahn:

This letter provides our response to comments received by telephone on January 7, 2022 regarding the above-referenced filing. The attached supplement is blacklined to address your comments. Corresponding changes will be made to the other supplements in the filing, as applicable. Specifically,

1.	Investments of the Indexed Account:
a.	Consider adding a description of how the index provider describes “large-capitalization companies" and “internet industry.”
b.	The second sentence of this paragraph is grammatically incorrect. Please correct.

Response:  Additional disclosure has been added to provide a more complete description of the index, including, “the level of the First Trust American Leadership Index incorporates an embedded 0.65% annual fee. The fee is not related to the annuity,”

2.	Risk Factors: Consider adding a concentration risk.

Response: The index does not have a concentration risk. Its diversity is an aspect that sets it apart from other indices.

In addition, the following information has been added to the filing:
a.	“Information Incorporated by Reference” – This section was added to update the listing of financial filings submitted by the Company during 2021.
b.	“Distribution of the Contracts – Compensation Paid to Other Parties” – This section was added to the supplements that discuss the addition of the First Trust American Leadership Index.

We intend to submit another POS AM filing on February 1, 2022, along with a request to accelerate the effective date of that filing to February 4, 2022. Please call me at 860-466-2832 with any questions or additional comments.

Sincerely,
Nadine Rosin

Nadine Rosin